LONDAX CORP.

Puces iela 47, Riga,

Latvia LV-1082

+372 712 1419

londaxcorp@protonmail.com

December 8, 2023

Ms. Mariam Mansaray

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC  20549

Re: Londax Corp.

Amendment No. 3 to Registration Statement on Form S-1

Filed November 15, 2023

File No. 333-274140

Dear Ms.Mansaray,

LONDAX CORP. (the “Company”) herewith files with the Securities and Exchange Commission (the "Commission") amendment number 4 to the registration statement on Form S-1 (the "Registration Statement") in response to the Commission's comments, dated November 30, 2023 (the "Comment Letter"), with reference to the Company's registration statement on Form S-1 filed with the Commission on August 22, 2023.

In addition to the Amended Registration Statement, the Company supplementally responds to all the Commission's comments as follows (the term “our” or “we” as used herein refers to the Company):

Amendment No. 3 to Registration Statement on Form S-1

Note 6 - Commitments and Contingencies, page F-8

1.	In response to prior comment 2, you have changed your position and now state that you intend to account and reflect the expense paid by Mr. Olegs Pavlovs on behalf of the Company within your financial statements as “Related Party Loan”, rather than as additional paid-in capital. Please confirm that you intend to repay these expenses incurred. Disclose the terms of the obligation. If such amounts are not a loan, note that under SAB Topic 5T, any obligations paid by any related parties on behalf of the registrant must be reflected in the registrant’s financial statements as an operating expense and a corresponding credit to additional-paid-in-capital.

RESPONSE: We intend to account and reflect the expense paid by Mr. Olegs Pavlovs on behalf of the Company within our financial statements as “Related Party Loan”, rather than as additional paid-in capital. We confirm that we intend to repay these expenses incurred. We have disclosed the terms of the obligation in the filed exhibit 10.1.

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2.	Additionally, the response to prior comment 2 explains Mr. Olegs Pavlovs paid $760, $3,500, $4,260 on behalf of the Company as of May 31, 2023, August 20, 2023, and August 31, 2023, respectively, which was reflected in the related party loan section of the prospectus. However, the Total Operating Expenses on the Statement of Operations report $199 and $7,798 as of May 31, 2023 and August 31, 2023, respectively. Please tell us how you are accounting for the offset to the amounts reported as part of the related party loan.

RESPONSE: Londax Corp. covers expenses not only from the director's loan but also from the company's account. Additionally, the director provided funds not only for operational expenses; hence, the director's loan amount should not coincide with the expenses in the 'Statement of Operations report.'

We have clarified in Note 6 – LOAN FROM DIRECTOR as follows:

As of May 31, 2023, our director has paid $760: he spent $199 and $561 from his own funds, of which $199 is an expense in the 'Statement of Operations report,' while $561 represents expenses for purchasing a laptop, which went into the 'Balance Sheet,' not the 'Statement of Operations report.'

As of August 31, 2023: The director paid $3,500 for the website, which also went into the 'Balance Sheet.'

The total amount of $4,260 as of August 31, 2023, comprises the $760 paid by our director as of May 31, 2023, and the $3,500 paid by our director as of August 20, 2023.

Please direct any further comments or questions you may have to the company at londaxcorp@protonmail.com

Thank you.

Sincerely,

/S/ Olegs Pavlovs

Olegs Pavlovs, President

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